Exhibit 12.2

Medco Health Solutions, Inc.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(In millions, except for ratio data)

	Medco Health Solutions, Inc.
	Computation of Ratios of Earnings to Combined
	Fixed Charges and Preferred Dividends
	Fiscal Years Ended
	Dec. 29,		Dec. 30,		Dec. 31,		Dec. 25,		Dec. 27,
	2007		2006		2005		2004		2003
	(In millions, except ratio data)

Income before taxes	$1,503.3		$1,011.8		$952.9		$806.3		$728.7
One-third of rents	20.6		20.0		18.1		16.9		20.2
Interest expense	134.2		95.8		73.9		69.1		29.3
Equity loss from affiliates	1.2		2.0		3.6		5.0		5.8

Earnings	$1,659.3		$1,129.6		$1,048.5		$897.3		$784.0

One-third of rents	$20.6		$20.0		$18.1		$16.9		$20.2
Interest expense	134.2		95.8		73.9		69.1		29.3

Fixed charges	$154.8		$115.8		$92.0		$86.0		$49.5

Ratio of Combined Fixed Charges and Preferred Dividends(1)(2)	10.7	x	9.8	x	11.4	x	10.4	x	15.8x

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).

(2)	We have no preferred stock outstanding.